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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
                    under the Securities Exchange Act of 1934


                          TouchTunes Music Corporation
                          ----------------------------
                              (Name of the Issuer)


                          TouchTunes Music Corporation
                          ----------------------------
                       (Names of Persons Filing Statement)


                         Class A voting common stock of
            TouchTunes Music Corporation, par value $0.001 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                  878 462 10 0
                                 --------------
                      (CUSIP Number of Class of Securities)


                                 John Perrachon
                          TouchTunes Music Corporation
                             1800 East Sahara Avenue
                                    Suite 107
                             Las Vegas, Nevada 89104
                                 (702)-792-7405
                             -----------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)


This statement is filed in connection with (check appropriate box):

a. [X] The filing of solicitation materials or an information statement to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   /X/


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Check the following box if the filing is a final amendment reporting results of the transaction: / /

                            CALCULATION OF FILING FEE
                            -------------------------

     Transaction Value*                              Amount of Filing Fee

$360,000.00                                  $72.00

The above transaction value assumes that     The above filing fee was determined
in connection with the reverse stock split   by multiplying 0.0002 by the
described in this Schedule 13e-3             transaction value stated opposite.
Transaction Statement TouchTunes Music
Corporation will use a ratio of one to
2,000 and purchase fractional interests
equivalent to approximately 720,000
pre-split shares of Class A voting common stock, par value $0.001 per share, of the corporation for $0.50 per share.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        -----------------------------------------------

Form or Registration No.:
                          ---------------------------------------------

Filing Party:
              ---------------------------------------------------------

Date Filed:
            -----------------------------------------------------------

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                      SCHEDULE 13E-3 TRANSACTION STATEMENT
                      ------------------------------------


This Schedule 13E-3 Transaction Statement is being filed by TouchTunes Music Corporation (the "Corporation") pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder to notify the security holders of the Corporation that the board of directors of the Corporation has approved a proposal authorizing the Corporation to effect a reverse stock split of the Class A voting common stock, par value $0.001 per share (the "Common Stock"), of the Corporation at a ratio of between one to 2,000 and one to 1,500, inclusive (the final ratio to be determined by the board of directors of the Corporation immediately prior to effecting the reverse stock split), with a view to reducing the number of stockholders of record of the Corporation to fewer than 300 by paying cash to holders of Common Stock that otherwise would only hold fractional shares after giving effect to the reverse stock split in lieu of issuing fractional shares [to such stockholders] at a price equal to $0.50 per share of Common Stock held thereby before giving effect to the reverse stock split (the "Reverse Stock Split"), and immediately thereafter terminating the registration of the Common Stock under the Securities Exchange Act of 1934 and terminating the listing of the Common Stock on The Nasdaq Stock Market Over-the-Counter Bulletin Board, thereby ending the Corporation's obligations as a public company under the United States securities laws together with the Reverse Stock Split, the "Proposed Transaction".

The Proposed Transaction does not require stockholder approval under the General Corporation Law of the State of Nevada or any other applicable law, and no vote or consent of stockholders will be sought in connection with the proposed reverse stock split (other than the consent of certain preferred stockholders of the Corporation, which has already been obtained).

Except as otherwise indicated below, the information required to be contained in this Schedule 13E-3 Transaction Statement is incorporated herein by reference from the attached transaction statement to be sent to stockholders of the
Corporation. The cross references below indicate where the information called for by each item of this Schedule 13E-3 Transaction Statement is contained in the attached transaction statement.
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ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------

ITEM 1.          SUMMARY TERM SHEET (Item 1001 of Regulation M-A).

                 See under "Transaction Summary" of the attached transaction statement........  / /


ITEM 2.          SUBJECT COMPANY INFORMATION (Item 1002 of Regulation M-A).

                 (a) Name and address. See under "The Corporation" of the attached transaction statement........................................................  / /

                 (b) Securities. See under "The Corporation" of the

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
ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------
                 attached transaction statement...............................................  / /

                 (c) Trading market and price. See under "The Corporation" of the attached transaction statement........................................................  / /

                 (d) Dividends. See under "The Corporation" of the attached transaction statement....................................................................  / /

                 (e) Prior public offerings. Not applicable.

                 (f) Prior stock purchases. Not applicable

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON (paragraphs (a) through (c) of Item 1003 of Regulation M-A).

                 (a) Name and address. See under "The Corporation" of the attached transaction statement........................................................  / /

                 (b) Business and background of entities. See under "The Corporation" of the attached transaction statement...............................................  / /

                 (c) Business and background of natural persons. See under "The Corporation"
                 of the attached transaction statement........................................  / /


ITEM 4.          TERMS OF THE TRANSACTION (paragraphs (a) and (c) through (f) of Item 1004 of
                 Regulation M-A).

                 (a) Material terms. See under "The Transaction--Material Terms" of the attached transaction statement...............................................  / /

                 (c) Different terms. See under "The Transaction--different terms" of the attached transaction statement...............................................  / /

                 (d) Appraisal rights. See under "The Transaction--Appraisal Rights" of the attached transaction statement...............................................  / /

                 (e) Provisions for unaffiliated security holders. The Corporation has not made any special provision in connection with the Proposed Transaction for any unaffiliated security holder of the Corporation to have access to the corporate files of the Corporation or to obtain Counsel or appraisal services at the expense of the Corporation............................................  / /

                 (f) Eligibility for listing or trading. Not applicable.
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
ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------
ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS
                 (paragraphs (a) through (c) and (e) of Item 1005 of Regulation M-A).

                 (a) Transactions. See under "Capital Restructuring" of the attached transaction statement........................................................  / /

                 (b) Significant corporate events. See under "Capital Restructuring" of the attached transaction statement...............................................  / /

                 (c) Negotiations or contacts. See under "Capital Restructuring" of the attached transaction statement...............................................  / /

                 (e) Agreements involving the subject company's securities. See under
                 "Capital Restructuring" of the attached transaction statement................  / /


ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
                 (paragraphs (b) and (c)(1) through (8) of Item 1006 of Regulation M-A).

                 (b) Use of securities acquired. See under "The Transaction--Material Terms"
                 of the attached transaction statement........................................  / /

                 (c) Plans. See under "The Transaction--Purpose" of the attached transaction statement....................................................................  / /


ITEM 7.          PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS (Item 1013 of Regulation M-A).

                 (a) Purposes. See under "The Transaction--Purpose" of the attached transaction statement........................................................  / /

                 (b) Alternatives. See under "The Transaction--Alternatives" of the attached transaction statement........................................................  / /

                 (c) Reasons. See under "The Transaction--Reasons" of the attached transaction statement....................................................................  / /

                 (d) Effects. See under "The Transaction--Effects" of the attached transaction statement....................................................................  / /


ITEM 8.          FAIRNESS OF THE TRANSACTION (Item 1014 of Regulation M-A).

                 (a) Fairness. See under "Fairness of the Transaction" of the attached transaction statement........................................................  / /

                 (b) Factors considered in determining fairness. See under "Fairness of the
                 Transaction" of the attached transaction statement...........................  / /
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ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------
                 (c) Approval of security holders. See under "Fairness of the Transaction" of the attached transaction statement...........................................  / /

                 (d) Unaffiliated representative. See under "Fairness of the Transaction" of the attached transaction statement...........................................  / /

                 (e) Approval of directors. See under "Fairness of the Transaction" of the attached transaction statement...............................................  / /

                 (f) Other offers. See under "Fairness of the Transaction" of the attached transaction statement........................................................  / /


ITEM 9.          REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS (Item 1015 of
                 Regulation M-A).

                 (a) Report, opinion, or appraisal. See under "Reports, Opinions, Appraisals, and Certain Negotiations" of the attached transaction statement..............  / /

                 (b) Preparer and summary of the report, opinion, or appraisal. Not applicable

                 (c) Availability of documents. Not applicable.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (Item 1007 of Regulation M-A).

                 (a) Source of funds. See under "Source and Amount of Funds or Other
                 Consideration" of the attached transaction statement.........................  / /

                 (b) Conditions. Not applicable.

                 (c) Expenses. See under "Source and Amount of Funds or Other Consideration"
                 of the attached transaction statement........................................  / /

                 (d) Borrowed funds. Not applicable.


ITEM 11.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY (Item 1008 of Regulation M-A).

                 (a) Securities ownership. See under "Beneficial Ownership of Common Stock"
                 of the attached transaction statement........................................ / /
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
ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------
                 (b) Securities transactions. See under "Beneficial Ownership of Common
                 Stock" of the attached transaction statement.................................  / /


ITEM 12. THE SOLICITATION OR RECOMMENDATION (paragraphs (d) and (e) of Item 1012 of Regulation M-A).

                 (d) Intent to tender or vote in a going private transaction. Not applicable.

                 (e) Recommendations of others. Not applicable.


ITEM 13.         FINANCIAL STATEMENTS (paragraphs (a) and (b) of Item 1010 of Regulation M-A).

                 (a) Financial information. See under "Financial Statements" of the attached transaction statement........................................................  / /

                 (b) Pro forma information. Not applicable.


ITEM 14.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED (Item 1009 of
                 Regulation M-A).

                 (a) Solicitations or recommendations. Not applicable.

                 (b) Employees and corporate assets. Other than the employees and officers of the Corporation employed and assets of the Corporation used in connection with the proposal, analysis, consideration, approval and execution of the
                 Proposed Transaction, no employee, officer or asset of the Corporation has been or will be used in connection with the Proposed Transaction.............  / /


ITEM 15.         ADDITIONAL INFORMATION (paragraph (b) of Item 1011 of Regulation M-A).

                 (b) Other material information. See under "Additional Information" of the attached transaction statement...............................................  / /


ITEM 16. EXHIBITS (paragraphs (a) through (d), (f), and (g) of Item 1016 of Regulation M-A).

                 (a)(1) Transaction statement to be sent to security holders of TouchTunes Music Corporation in connection with going private transaction (attached as Exhibit 99.1 to this Schedule 13E-3 Transaction Statement).

                 (a)(2) Press release of TouchTunes Music Corporation relating to going private transaction, dated December 3, 2003 (incorporated herein by reference


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
ITEM NO.                                  REQUIRED INFORMATION                                  PAGE NO.
--------                                  ---------------------                                 --------
                 to Exhibit 99.1 to the current report of the Corporation on
                 Form 8-K dated December 3, 2003).

                 (b) Not applicable.

                 (c) Not applicable.

                 (d) Amended and restated voting trust and limited shareholders agreement, dated June 10, 2003, among Techno Expres S.A.,
                 Caisse de Depot et Placement du Quebec, Societe Innovatech du
                 Grand Montreal, and the Corporation (incorporated by reference to Exhibit 9.1 to the quarterly report of the Corporation on Form 10-QSB for the quarterly period ended June 30, 2003).

                 (f) Statement of appraisal rights of security holders of TouchTunes Music Corporation in connection with going private transaction (incorporated by reference to Annex A to Exhibit
                 99.1 to this Schedule 13E-3 Transaction Statement).

                 (g) Not applicable.

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                                    SIGNATURE
                                    ---------


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TOUCHTUNES MUSIC CORPORATION

By: /s/ Matthew Carson
    ------------------
    Matthew Carson
    Vice President Finance and
    Chief Financial Officer

Dated: February 13, 2004